[Citigroup Inc. Letterhead]

March 14, 2006

Ms. Jennifer G. Williams, Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Re:	Citibank Credit Card Issuance Trust

Registration Statement on Form S-3, filed on January 27, 2006

Registration No. 333-131355

Dear Ms. Williams:

This letter responds to your letter dated February 22, 2006, regarding the comments of the staff of the Securities and Exchange Commission with respect to the above-referenced registration statement. I am an Assistant General Counsel—Corporate Law of Citigroup Inc. and, in this capacity, represented the registrants in connection with the filing of the above-referenced registration statement. The responses and representations contained in this letter are made on behalf of the registrants.

The registrants respectfully submit the following information and responses with respect to each comment contained in the comment letter. For the convenience of the Commission staff, we have reproduced in bold the text of each numbered paragraph in the comment letter and follow with our responses. We trust that you will find our responses adequately address your comments.

For the convenience of the staff, enclosed is a paper copy of the revised registration statement, marked to show changes from the version previously filed.

Registration Statement on Form S-3

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

We confirm that the depositors or any issuing entity previously established, directly or indirectly, by the depositors or any affiliate of the depositors has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. The affiliates of the depositors that have offered a class of asset-backed securities involving the same asset class as this offering (and had Exchange Act reporting obligations during the last twelve months), and their CIK codes, are as follows: Prime Receivables Corporation, as originator of the Prime Credit Card Master Trust (CIK Code 0000892286) and Citibank Omni-S Master Trust (CIK Code 0000923569).

2.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

We confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

As discussed by Ralph Currey of Cravath, Swaine & Moore LLP with Ms. Rolaine Bancroft, we will file legal opinions and, to the extent of any additional or different disclosure of material tax consequences to noteholders, tax opinions, promptly after the closing of each issuance of notes registered under the above-referenced registration statement. Such opinions will contain qualifications similar to those contained in the opinions delivered at the closing of the issuance.

4.	Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

We confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5.	As appropriate, please revise to clarify that the information in all Annexes are an integral part of the prospectus supplement.

We have included a statement to the foregoing effect in all Annexes to the base prospectus and the prospectus supplements.

6.	Please disclose your intention to provide static pool information on an Internet website in the base prospectus. Refer to Rule 312(a)(1) of Regulation S-T.

We have included a statement in the base prospectus regarding the availability of static pool information on an Internet website under the caption “Where You Can Find Additional Information.” There is also a statement under the caption “The Master Trust Receivables and Accounts—Static Pool Information” in Annex I to the forms of prospectus supplement to the effect that “Static pool information regarding the performance of the receivables in the master trust is being provided through an Internet website at http://            .”

7.	Please note that Item 1117 of Regulation AB requires disclosure of any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors. We also note your disclosure on page 30 of the base prospectus concerning litigation affecting the credit card industry. Please add a separately captioned section to provide a description of such litigation or advise.

We have added a separately captioned section entitled “Legal Proceedings” on page 100 of the base prospectus.

8.	Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

We believe that affiliations are already adequately disclosed in the registration statement. See, for example, the discussion under the following captions in the base prospectus: “The Issuance Trust—The Owners” where it is disclosed that Citibank (South Dakota) and Citibank (Nevada) are both direct or indirect wholly owned subsidiaries of Citigroup Inc.; “Sources of Funds to Pay the Notes—Derivative Agreements” where it is disclosed that Citibank (South Dakota), Citibank (Nevada) or any of their affiliates may be counterparties to a derivative agreement; and “Plan of Distribution” where it is disclosed that any underwriter or agent that offers the notes may be an affiliate of the issuance trust, Citibank (South Dakota) and Citibank (Nevada). In addition, affiliations are disclosed under the captions “Summary of Terms—The Interest Rate Swap” and “Underwriting” in the forms of prospectus supplement.

We have not included a separately captioned discussion of “related transactions” as there are no relationships, agreements, arrangements, transactions or understandings that would be required to be disclosed by Item 1119(b) of Regulation AB. If any such transactions are entered into, we will make appropriate disclosure.

Base Prospectus

Fees and Expenses Payable from Finance Charge Collections, page 9

9.	Please include a table itemizing all fees and expenses to be paid or payable out of the cash flows from the pool assets. Refer to Item 1113(c) of Regulation AB. Please consider including the required table in the prospectus supplement. We suggest showing items paid out of the servicer’s fee be shown with footnotes or indented or in some other fashion to provide a comprehensive picture of where the fees are going. Also, please add this section to the table of contents.

We have added a table of Fees and Expenses Payable from Finance Charge Collections as Annex IV to the base prospectus and have included a reference to this new Annex in the table of contents. We have also inserted cross-references to this Annex in appropriate places.

Redemption and Early Redemption of Notes, page 11

10.	We note you contemplate that a noteholder may, at its option, redeem the notes before its expected principal payment date. We also note similar disclosure on page 45. Please provide us your analysis regarding this feature with respect to Rule 3a-7 of the Investment Company Act.

We will not offer any asset-backed securities with redemption terms that do not comply with Rule 3a-7 of the Investment Company Act. In that regard, we note the staff’s positions in prior no-action letters that whether a security such as the notes will be considered a “redeemable security” for purposes of Rule 3a-7 will depend on whether there are substantial enough restrictions on a holder’s right to redeem. See, e.g., Brown & Wood (publicly available February 24, 1994).

11.	We remind you that any security which can be called with 25% or more of the underlying principal outstanding must be titled “Callable.” Please confirm that you will abide by this and revise your disclosure, as appropriate.

We confirm that we will abide by this and that any security which can be called with 25% or more of the underlying principal outstanding will include the word “Callable” in the title of the securities.

Use of Proceeds, page 35

12.	Please describe any expenses incurred in connection with the selection and acquisition of the pool assets payable from offering proceeds or other transaction parties. Refer to Item 1107(j) of Regulation AB. Also, please consider moving the use of proceeds section to the prospectus supplement.

We have added a sentence to the “Use of Proceeds” section in the base prospectus. We have also revised the last paragraph under the caption “Underwriting” in the forms of prospectus supplement and have included a cross-reference to “Use of Proceeds” in the base prospectus.

Interest, page 37

13.	While we note the related prospectus supplement will specify the interest rate index or other formula on which the interest for floating rate notes is based, please revise the disclosure in your base prospectus to provide a list of all possible indices that may be used to determine such interest rates.

We have no plans to offer any floating rate notes under this registration statement that will employ an interest rate index or formula other than those customarily employed to establish interest rates on floating rate debt securities. Prior to offering any floating rate notes under this registration statement that would employ a formula that is not then customarily employed to establish interest rates on floating rate debt securities, we will file a post-effective amendment to the registration statement describing the general mechanics of how such formula would operate.

Derivative Agreements, page 62

14.	We note that derivative agreements may include, but do not seem limited to interest or currency derivatives. Please tell us how additional derivative arrangements would meet the definition of an asset backed security. Refer to Section III.A.2.a. of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and Item 1115 of Regulation AB. Also, please disclose the general mechanics of how each derivative instrument you contemplate including in an offering of asset-backed notes would operate.

We have no plans to offer any securities under this registration statement that would have the benefit of a derivative agreement other than an interest rate or currency swap, a cap or a collar. Prior to offering any securities under this registration statement that have the benefit of any derivative agreement other than an interest rate or currency swap, a cap or a collar, we will file a post-effective amendment to the registration statement describing the general mechanics of how such derivate agreement would operate. In addition, we will not offer any securities under this registration statement that have the benefit of any derivative agreement that does not meet the definition of an asset-backed security.

The Sponsors, page 101

15.	Please disclose the growth of the sponsors’ portfolio of credit card receivables since 1988. Refer to Item 1104(b) of Regulation AB.

The second paragraph on page AI-1 of Annex I to the base prospectus contains disclosure regarding the current number of accounts (65 million) and aggregate receivables ($146 billion) serviced by Citibank (South Dakota). In addition, the second paragraph under the caption “The Sponsors” discloses that the Banks have sponsored the issuance of over $140 billion of credit card receivable-backed securities in more than 230 transactions through several credit card receivable securitization programs. The master trust that owns the pool of credit card receivables backing the notes registered under this registration statement was formed in 1991. The data included in Annex I to the forms of prospectus supplement regarding the master trust accounts and receivables discloses information concerning the current size and composition of the receivables in the master trust, including the master trust’s average principal receivables outstanding for each of the last three years (see the table captioned “Loss Experience for the Accounts”). We believe this information adequately conveys the Sponsors’ experience in securitizing credit card receivables and is an indication of the current size of their portfolio. Item 1104(c) of Regulation AB requires a discussion of the growth of the sponsors’ portfolio only to the extent material. We respectfully submit that, in the context of a seasoned program such as this, disclosure of the growth of the Sponsors’ portfolio is not material.

16.	Please revise to describe the material roles and responsibilities of Citibank (Nevada) in structuring the transaction. Refer to Item 1104(d) of Regulation AB.

We have added a sentence under the caption “The Sponsors” in the base prospectus describing Citibank (Nevada)’s primary role in the Banks’ securitization programs.

The Master Trust, page 101

Master Trust Assets, page 101

17.	We note that Citibank (South Dakota) and Citibank (Nevada) may at their option designate additional credit card accounts to the master trust. Please confirm that asset additions will not exceed the limitations provided in Item 1101(c)(3)(i) of Regulation AB.

We confirm that asset additions will not exceed the limitations provided in Item 1101(c)(3)(i) of Regulation AB.

18.	We note that the last bullet point on page 103 contemplates that master trust assets may also include participations. If you intend to include such participations in the asset pool, comprehensively revise throughout the filing to provide more information regarding these interests, including a description of how they would comply with the requirements of Rule 190 of the Securities Act. You may refer to SEC Release 33-8518, Section III.6.

We have no plans to include participations in the asset pool, and we will not include participations in the asset pool without filing a post-effective amendment to the registration statement to provide the necessary information regarding these interests, including a description of how they would comply with the requirements of Rule 190 of the Securities Act.

Annex I, page AI-1

19.	We note that the master trust assets may include accounts purchased from other credit card issuers. Please confirm that you will identify any originator, apart from the sponsors or their affiliates, that originated or is expected to originate 10% or more of the pool assets. Also, please confirm that you will disclose each entity’s origination program if the entity is expected to originate 20% or more of the pool assets. Refer to Item 1110 of Regulation AB.

We will identify any originator, apart from the sponsors or their affiliates, that originated or is expected to originate 10% or more of the pool assets and will disclose each entity’s origination program if the entity is expected to originate 20% or more of the pool assets.

20.	We note in the third full paragraph on page AI-3 that purchased accounts are “screened against criteria established at the time of acquisition.” Please clarify whether the criteria will be the same as the underwriting criteria you describe for Citibank (South Dakota) originated accounts.

We have revised this paragraph to make it clear that the “criteria established at the time of acquisition” generally will be the same as the underwriting criteria for Citibank (South Dakota) originated accounts, but may be subject to variations based on the characteristics of the accounts in the acquired portfolio.

Prospectus supplement related to offering subclass of multiple issuance series

Summary of Terms, S-3

General

21.	We note on page S-3 that the issuance trust has issued other classes and subclasses of notes. We also note your discussion of the outstanding series on page S-15. In an appropriate section, please list and provide disclosure on the outstanding series as required by Item 1113(e) of Regulation AB to the extent material.

A list and description of all outstanding notes of the Citiseries is included in the issuance trust’s monthly reports filed with the Commission (previously on Form 8-K and going forward on Form 10-D). We have included a statement on page S-16 of the form of prospectus supplement for a multiple issuance series referring investors to these reports for this list and description. We have included a similar statement on page S-15 of the form of prospectus supplement for a single issuance series.

22.	In an appropriate section, please provide a brief summary of how losses not covered by credit enhancement or support will be allocated to the securities (or classes of securities). Refer to Item 1103(a)(3)(ix) of Regulation AB.

We have added a summary on page 9 of the base prospectus regarding allocations of charge-offs among classes of notes.

The Interest Rate Swap, page S-11

23.	Please provide bracketed disclosure regarding financial information if the aggregate significance percentage is 10% or more. Similarly, revise the next section related to other derivative agreements. Refer to Item 1115(b) of Regulation AB.

We have added this bracketed disclosure on pages S-12 and S-13 of the form of prospectus supplement for a subclass of a multiple issuance series and on pages S-10 and S-11 of the form of prospectus supplement for notes of a single issuance series.

Annex I, page AI-1

Loss and Delinquency Experience, page AI-1

24.	Please confirm that delinquent assets do not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Please refer to eligibility requirements on Form S-3 section 1.B.5.

We confirm that delinquent assets do not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date.

Part II

Exhibit 4.4

25.	It appears that the pooling and servicing agreement you have incorporated by reference does not comply with the new requirements in Exchange Act Rule 15d-18. Please advise and provide us with an updated agreement when available, marked to show changes made to comply with Regulation AB.

The servicer and other relevant parties will comply fully with the requirements of Exchange Act Rule 15d-18 and Items 1122 and 1123 of Regulation AB beginning with the filing of the Form 10-K for the 2006 calendar year. However, as discussed by Ralph Currey of Cravath, Swaine & Moore LLP with Rolaine Bancroft of the Commission staff, we are not aware of any requirement in Exchange Act Rule 15d-18 or in Items 1122 and 1123 of Regulation AB to the effect that the pooling and servicing agreement must be amended to reflect the requirements of Exchange Act Rule 15d-18 and Items 1122 and 1123 of Regulation AB, and we would prefer not to amend that agreement at this time. We note, however, that there is a paragraph in the base prospectus under the caption “Notices and Reports—Reports” stating that the servicer will prepare the annual report on assessment of compliance with servicing criteria for asset-backed securities and the annual statement of compliance required by applicable SEC regulations. The same paragraph also states that an independent accounting firm will prepare an annual report that attests to, and reports on, the assessment of compliance made by the servicer, and that the reports and statements of the servicer and independent accountants will be filed as exhibits to the issuance trust’s annual report on Form 10-K filed with the SEC. We believe this disclosure adequately assures investors that the servicer and other relevant parties will comply with the requirements of Exchange Act Rule 15d-18 and Items 1122 and 1123 of Regulation AB.

Undertakings

26.	Please update this section to provide the new undertakings required by revised Items 512(a)(1), 512(a)(5) and 512(k) of Regulation S-K.

We have revised this section to include the new undertakings required by revised Items 512(a)(1), 512(a)(5) and 512(k) of Regulation S-K.

We understand that you may have additional questions upon review of our responses or may request supplemental information. We welcome any questions you may have regarding our responses and look forward to working with you in improving our registration statement and enhancing our disclosure in future filings.

If you have any questions or need additional information regarding our response, please contact me at (212) 559-3664 or Ralph Currey of Cravath, Swaine & Moore LLP at (212) 474-1932.

Sincerely,

/s/ Alan R. Birnbaum
Alan R. Birnbaum

cc:	Ms. Rolaine Bancroft – Securities and Exchange Commission

Mr. Michael S. Zuckert – General Counsel, Finance and Capital Markets

Mr. David Mercado – Cravath, Swaine & Moore LLP